TRILOGY INTERNATIONAL PARTNERS INC. ANNOUNCES FILING OF SHELF PROSPECTUS AND REGISTRATION STATEMENT

BELLEVUE, Washington (August 15, 2019) - Trilogy International Partners Inc., ("TIP Inc."), (TSX: TRL), an international wireless, fixed, and broadband telecommunications operator, today announced that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada, other than Québec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the "SEC") on Form F-10.

These filings will, subject to securities regulatory requirements, provide for the potential offering in Canada and the United States by TIP Inc. and selling shareholders of up to an aggregate of US$500 million of TIP Inc.'s common shares, warrants, units, debt securities, subscription receipts and share purchase contracts from time to time over a 25-month period after Canadian securities regulatory authorities have issued a receipt for the final short form base shelf prospectus and the registration statement has become effective. This shelf prospectus is being filed to give TIP Inc. the flexibility to take advantage of financing opportunities when market conditions are favorable, and is also being filed pursuant to TIP Inc.'s obligation to provide resale registration rights for its common shares issued or which may be issued upon redemption of Class C Units of its subsidiary, Trilogy International Partners LLC ("Trilogy LLC"), as well as resale registration rights relating to certain other common shares of TIP Inc. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities and the SEC.

The shelf registration statement filed today with the SEC has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the preliminary short form base shelf prospectus can be found on SEDAR at www.sedar.com, and (with the registration statement) on EDGAR at www.sec.gov.

About Trilogy International Partners Inc.

Trilogy International Partners Inc. (TSX: TRL) is the parent company of Trilogy LLC, a wireless telecommunications operator formed in 2005.

Trilogy LLC currently provides wireless telecommunications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

About Forward-Looking Information

Forward-looking information and statements

This News Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, statements regarding the base shelf prospectus and registration statement being cleared by Canadian and US securities regulatory authorities, TIP Inc.'s intention to take advantage of financing opportunities when market conditions are favorable and the filing of one or more prospectus supplements in the future. Wherever possible, words such as "plans", "expects", "projects", "assumes", "budget", "strategy", "scheduled", "estimates", "forecasts", "anticipates", "believes", "intends", "targets" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks identified in TIP Inc.'s Annual Information Form dated March 27, 2019 filed on SEDAR at www.sedar.com and in the United States with TIP Inc.'s Annual Report on Form 40-F filed on EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of TIP Inc.'s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Contact

Ann Saxton

425-458-5900

Ann.Saxton@trilogy-international.com

Vice President, Investor Relations & Corporate Development

Trilogy International Partners Inc.